As filed with the Securities and Exchange Commission on November 24, 2010   Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Global Depositary Shares

OSX BRASIL S.A.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on ________at __________

If a separate registration statement has been filed to register the deposited shares, check the following box.[ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
Global Depositary Shares representing common shares of OSX Brasil S.A.	100,000,000 Global Depositary Shares	$5.00	$5,000,000	$356.50

1

For the purpose of this table only the term "unit" is defined as 100 Global Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The prospectus consists of the proposed Form of Global Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Global Depositary

Item Number and Caption

Receipt Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of Global Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of Global Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 15, 16 and 18

securities

(iii)  The collection and distribution of dividends

Articles number 4, 12, 13, 15 and

18

(iv)  The transmission of notices, reports and proxy

Articles number 11, 15, 16 and 18

soliciting material

(v)  The sale or exercise of rights

Articles number 13, 14, 15 and 18

(vi)  The deposit or sale of securities resulting from

Articles number 12, 13, 15, 17 and

dividends, splits or plans of reorganization

18

(vii)  Amendment, extension or termination of the

Articles number 20 and 21

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 11

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to transfer or

Articles number 2, 3, 4, 5, 6, 8 and

withdraw the underlying securities

22

(x)  Limitation upon the liability of the depositary

Articles number 14, 18, 19 and 21

3.  Fees and Charges

Articles number 7 and 8

Item – 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of ____________, 2010, among OSX Brasil S.A., The Bank of New York Mellon, as Depositary, and all Owners and Beneficial Owners from time to time of Global Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of letter from The Bank of New York Mellon to OSX Brasil S.A. relating to pre-release activities. - Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – Not applicable.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. – Not applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the GDSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an GDS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 24, 2010.

Legal entity created by the agreement for the issuance of Global Depositary Shares for common shares of OSX Brasil S.A.

By:

The Bank of New York Mellon,

  As Depositary

By:  /s/ Joanne F. Di Giovanni

Name:  Joanne F. Di Giovanni

Title:    Managing Director

Pursuant to the requirements of the Securities Act of 1933, OSX Brasil S.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Rio de Janeiro, Brazil on November 24, 2010.

OSX BRASIL S.A.

By: /s Luiz Eduardo Guimaraẽs Carn

By: /s/ Roberto Bernardes Monteiro

Name:  Luiz Eduardo Guimaraẽs Carneiro

Name:  Roberto Bernardes Monteiro

Title:    President and CEO

Title:    CFO and Investor Relations Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on November 24, 2010.

/s/ Luiz Eduardo Guimaraẽs Carneiro

President and CEO

Luiz Eduardo Guimaraẽs Carneiro

(principal executive officer)

/s/ Roberto Bernardes Monteiro

CFO and Investor Relations Officer

Roberto Bernardes Monteiro

(principal financial and accounting officer)

/s/ Eike Fuhrken Batista

Chairman

Eike Fuhrken Batista

/s/ Eliezer Batista da Silva

Vice Chairman

Eliezer Batista da Silva

/s/ Samir Zraick

Director

Samir Zraick

/s/ Luiz do Amaral de França Pereira

Director

Luiz do Amaral de França Pereira

/s/ Paulo Carvalho de Gouvêa

Director

Paulo Carvalho de Gouvêa

/s/ Raphael de Almeida Magalhães

Director

Raphael de Almeida Magalhães

/s/ Paulo Manuel Mendes de Mendonça

Director

Paulo Manuel Mendes de Mendonça

/s/ Flavio Godinho

Director

Flavio Godinho

/s/ Leonardo Moretzsohn

Director

Leonardo Moretzsohn

/s/ Donald J. Puglisi

Authorized Representative in the United States

Donald J. Puglisi

Puglisi & Associates

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Deposit Agreement dated as of __________, 2010 among OSX Brasil S.A., The Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of Global Depositary Shares issued thereunder.

1

Letter from The Bank of New York Mellon to OSX Brasil S.A. relating to pre-release activities.

4

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.